Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
Balance Sheet
               September 30, 2004
(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,132
Receivables:
Customers	144,849
Associated companies	138,022
Other	2,483
Notes receivable from associated companies	--
Material and supplies	15,657
Prepayments and other	16,844

322,987

PROPERTY, PLANT AND EQUIPMENT:
In service	16,404
Less: Accumulated provision for depreciation	5,016

11,388
Construction work in progress	430

11,818

INVESTMENTS:
Other	134,960

134,960

DEFERRED CHARGES:
Goodwill	26,067
Accumulated deferred income taxes	38,295
Other	129,512

193,874

TOTAL ASSETS	$663,639

LIABILITIES & CAPITALIZATION
CURRENT LIABILITIES:
Notes payable to associated companies	$262,341
Accounts payable
Other	94,061
Associated companies	157,940
Accrued taxes	27,197
Accrued interest	--
Other	13,118

554,657

CAPITALIZATION:
Common stockholders' equity	93,649
Long-term debt	--

93,649

DEFERRED CREDITS:
Accumulated deferred income taxes	--
Accumulated deferred investment tax credits	--
Other postretirement benefits	10,500
Other	4,833

15,333

TOTAL LIABILITIES & CAPITALIZATION	$663,639

Exhibit A-1

FIRSTENERGY SOLUTIONS CORP
            Statement of Income
(Unaudited)

	Three Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2004
REVENUES	$1,505,199	$4,396,816
EXPENSES:
Fuel, purchased power and gas	1,370,226	4,000,904
Other operating expenses	72,243	218,588
Provision for depreciation
and amortization	627	2,089
General taxes	2,154	6,640

Total expenses	1,445,250	4,228,221

EQUITY IN SUBSIDIARY EARNINGS	24,068	68,088

INCOME BEFORE INTEREST
& INCOME TAXES	84,017	236,683
NET INTEREST CHARGES:
Interest expenses	849	4,100
Capitalized interest	--	(1)

Net interest charges	849	4,099

INCOME TAXES	24,336	67,479

NET INCOME	$58,832	$165,105